SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 15, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on October 15, 2009.

PRESS RELEASE	Amsterdam, 15 October 2009
ING to sell Asian Private Banking business to OCBC
•	Proceeds on transaction of US$1,463 million

•	Divestment reflects strength of strategic transformation
ING announced today that it has reached an agreement to sell its Asian Private Banking business to Oversea-Chinese Banking Corporation Limited (OCBC Bank) for a consideration of US$1,463 million (around EUR 1 billion) in cash. OCBC Bank is Singapore’s longest established local bank and offers a wide range of specialist financial services.
Jan Hommen, CEO of ING: “Today’s announcement reflects the momentum and the strength of our strategic transformation. Through the Back to Basics Programme, ING will simplify its organisation and will reduce its geographic and business scope, focusing on its positions in markets with the strongest franchises. After today’s transaction we have completed the divestment programme of our Private Banking business. ING Private Banking in the Benelux and Central Eastern Europe remain integral parts of ING.”
The transaction will generate an estimated net profit for ING of approximately EUR 300 million and is expected to free up around EUR 370 million of capital. Completion of the transaction between ING and OCBC Bank is subject to a number of regulatory approvals and is expected to occur around year end.
ING’s Asian Private Banking has around EUR 11 billion of assets under management. The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore.
Eli Leenaars, CEO Retail Banking, commented: “With OCBC Bank we found a solid new owner for our Asian Private Banking Business. OCBC Bank is a professional player offering a wide range of specialist financial services. ING remains confident about Asia’s long-term financial and economic prospects and potential and we are committed to our other existing Asian banking positions.”
ING remains active in Asia with retail banking, insurance, wholesale banking, investment management and real estate.

Press enquiries		Investor enquiries
Anneloes Geldermans	Eileen Lau	Ewald Walraven
ING Group	ING Retail Banking Asia	ING Group
+31 20 541 6526	+65 65 39 7725	+31 20 541 5463
Anneloes.Geldermans@ing.com	Eileen.Lau@asia.ing.com	Ewald.Walraven@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 15, 2009